UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PMFG, Inc.
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(Name of Issuer)

Common Stock, $0.01 par value
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(Title of Class of Securities)

69345P103
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(CUSIP NUMBER)

December 31, 2010
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(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

( ) Rule 13d-1(b)
(x) Rule 13d-1(c)
( ) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.     Names of Reporting Persons:

Utility Service Holding Co., Inc. (USHC)
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2.     Check the Appropriate Box if a Member of a Group (1)
	(A) [ ]
	(B) [ ]
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3.     SEC use Only

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4.  Citizenship or Place of Organization:

USHC is a Georgia corporation, United States
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Number of Shares Beneficially Owned by Each Reporting Person With:

5.     Sole Voting Power:	1,531,677 (1)
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6.     Shared Voting Power:	-0-
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7.     Sole Dispositive Power:	1,531,677 (1)
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8.     Shared Dispositive Power:          -0-
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9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

	1,531,677 (1)
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10.     Check if Aggregate Amount in Row 9 Excludes Certain Shares:
	[ ]
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11.     Percent of Class Represented by Amount in Row 9.

	8.1%
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12.     Type of Reporting Person:          CO

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Item 1(a). Name of Issuer:

This statement relates to the Common Stock (the Common Stock) of PMFG, Inc., a Delaware corporation (the Issuer).

Item 1(b). Address of Issuer's Principal Executive Offices:

The principal executive offices of the Issuer are located at 14651 North Dallas Parkway, Suite 500, Dallas, Texas 75254.

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed on behalf of Utility Service Holding, Co.,
Inc.
(the Reporting Person).

Item 2(b). Address or Principal Business Office, or, if none, Residence:

The Reporting Persons address is P.O. Box 120 Warthen, Georgia 31094.

Item 2(c). Citizenship:

The Reporting Person is a corporation organized under the laws of the State of Georgia, USA.

Item 2(d). Title of Class of Securities:

     Common Stock of PMFG, Inc.

Item 2(e). CUSIP No.:

     69345P103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

     Not applicable.

Item 4. Ownership:

(a)     Amount beneficially owned: 1,531,677 (1)

(b)      Percent of class: 8.1%

(c)     Number of shares as to which such person has:

  (i) Sole power to vote or to direct the vote: 1,531,677 (1)

 (ii) Shared power to vote or to direct the vote:     0

(iii) Sole power to dispose or to direct the disposition of: 1,531,677 (1)

 (iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class:

     Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being reported on By the Parent Holding Company:

     Not applicable.

Item 8. Identification and Classification of Members of the Group:

     Not applicable.

Item 9. Notice of Dissolution of a Group:

     Not applicable.

Item 10. Certification pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

___________________________________________________________________________
(1) Represents 994,489 shares of common stock held by USHC directly,
358,125 shares of common stock that may be acquired pursuant to the conversion of shares of preferred stock, which may be converted within 60 days of December 31, 2010, and warrants to purchase 179,063 shares of common stock, which may be exercised within 60 days of December 31, 2010.
___________________________________________________________________________

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2011



/s/ Carl S. Cummings, Sr.

By: Carl S. Cummings, Sr.
Title: President